EXHIBIT 99.2

ECI Telecom Announces Planned Departure of its CFO

-- Giora Bitan is leaving ECI to resume his career in Venture Capital --

PETAH TIKVA, ISRAEL - February 1, 2007 - ECI Telecom (NASDAQ: ECIL) today announced that Executive Vice President and Chief Financial Officer Giora Bitan has decided to step down in order to resume his venture capital career. ECI has launched an external search to find Bitan's successor and the transition is expected to take place during the first quarter of 2007. Bitan will continue to serve as CFO until a successor is named and assist the new CFO in an orderly transition.

Bitan plans to join Poalim Capital Markets, a member of the Bank Hapoalim group, in raising a new venture capital fund. Prior to joining ECI in 2002, Bitan was a General Partner at Giza Venture Capital.

"I would like to personally thank Giora for his contribution to ECI. During his tenure as ECI's CFO, the Company refocused its strategy, turned its business around and returned to profitability and growth. As part of the senior management team, Giora played a major role in this process. I regret seeing Giora leave, but wish him the very best in his future endeavours", said Rafi Maor, President and Chief Executive Office of ECI.

"Serving as ECI's CFO in the last 4 1/2 years has been one of the most challenging and rewarding experiences of my career; however, when Poalim Capital Markets offered me the opportunity to lead their new venture capital fund, I couldn't refuse this new challenge," said Giora Bitan. "The ECI I am leaving is a very different company from the one I joined - it is financially strong and very well prepared to take advantage of different growth opportunities. With the experienced management team Rafi has built at ECI, I am confident ECI will continue to be an industry leader."

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world’s largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Forward Looking Statements

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

EXHIBIT 99.2

Contact:

Investor Relations:
Elana Holzman, VP Investor Relations, ECI Telecom, Tel: +972-3-926-6255,
elana.holzman@ecitele.com

Media Relations:

Sandra Welfeld, Analyst Relations, ECI Telecom, Tel: +972-3-928-7283,
sandra.welfeld@ecitele.com

Fran Bosecker, PR@vantage, Tel: 1-845-536-1416, fbosecker@pr-vantage.com